2005 Market Street, Suite 2600 Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

October 27, 2022

Via EDGAR Transmission

Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Review of Shareholder Report for Quaker Investment Trust
File Numbers: 811-06260; 033-38074

Dear Ms. Fettig:

On behalf of the Quaker Investment Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on August 18, 2022 with respect to the Registrant’s annual shareholder report for the period ended June 30, 2021 (the “Shareholder Report”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.
Comment: For the CCM Core Impact Equity Fund, revise the disclosure in the shareholder reports and prospectus to reflect that the Fund will invest at least 80% of its net assets in equity securities in order to comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response: The requested changes will be made.

2.
Comment: For the line graph performance charts in the Shareholder Report for both the CCM Core Equity Fund and CCM Small/Mid-Cap Impact Value Fund (collectively, the “Funds”), confirm compliance with Form N-1A Item 27(b), Instruction 11.  Also, confirm that Form N-1A permits the performance restatement in the Funds’ prospectus as well.

Response:  The Registrant believes it complies with the requirements of Instruction 11 to Item 27(b) with respect to the change in the Funds’ investment adviser and the performance restatement.  For clarity, however, in future reports, the Funds will revise the Funds’ line graph footnote explaining the performance restatement as follows: “Effective January 1, 2018, the Adviser became the investment manager for the Fund.  While the Fund has operated for more than 10 years, the line graph only reflects the Fund’s performance since the Adviser began managing the Fund. The Fund’s performance for periods prior to January 1, 2018 is not shown because the Fund was managed by another investment adviser during those periods. The Fund’s returns after January 1, 2018 reflect the Adviser’s investment philosophy and strategies.”

Ms. Fettig
October 27, 2022

In addition, the Registrant believes that it is also permitted to restate the performance in the Funds’ prospectus to reflect the 2018 change in their investment adviser.  See Instruction 4 to Item 4(b)(2) of Form N-1A.

3.	Comment: In the Statement of Assets and Liabilities on page 14 of the Shareholder Report, state any payables to Trustees as a separate expense, if applicable, in future reports.

Response: The Registrant confirms that this change has been made and will be reflected in future reports.

4.	Comment: The third, fourth and fifth paragraphs of Note 2.A in the Notes to Financials seem to be misplaced. Confirm and, if so, move to the applicable section in future reports.

Response: The Registrant’s 2022 annual shareholder report does not include this disclosure so the issue has been resolved.

5.	Comment: In future shareholder reports, disclose how often related party expenses are paid, e.g., monthly, quarterly, etc.

Response: The requested change will be made in future shareholder reports.

6.
Comment: Clarify that with respect to the recoupment of any fees or expenses that the Funds’ investment adviser waived and/or reimbursed pursuant to a contractual expense limitation agreement may only be recouped to the lesser of the current expense limit in effect at the time of recoupment or the prior expense limit in effect for the period for which the recoupment of fees waived or expenses reimbursed is sought.

Response: The requested change will be made.

7.
Comment:  The second sentence of Note 3 in the Notes to the Financial Statements explains that a single shareholder owns over 50% of the Institutional Class shares of the CCM Small/Mid-Cap Impact Value Fund.  Consider whether the Fund should add large shareholder risk to the risk disclosure.

Response: The Registrant will add this risk to future shareholder reports and prospectus disclosure.

8.	Comment: In future shareholder reports, disclose the term of service of the Funds’ trustees in a footnote to trustees and officers table.

Response: The requested change will be made.

9.
Comment:  In future shareholder report filings, include the following: (i) responses to new items (i) and (j) of Item 4 of Form N-CSR; (ii) specific detail regarding what type of tax services were provided and paid for by the Funds, e.g., excise tax reviews; and (iii) respond to Item 4(e) of Form N-CSR.

Response: The requested changes will be made.

Ms. Fettig
October 27, 2022

10.
Comment: The language for in Item 4 of the required certification under Form N-CSR have changed.  Incorporate the revised language in certifications included in the Shareholder Report and future N-CSR filings.

Response: The requested change will be made.

11.
Comment:  In the Funds’ current prospectus, the Funds’ fee tables do not appear to tie to the financial highlights.  Confirm whether the expenses have been restated and if so, include a footnote noting such restatement in future prospectuses, if applicable.

Response: The Registrant confirms that the fee table expenses were restated to reflect a change to the Funds’ expenses due to the transition to new providers for fund administration/accounting and transfer agency services.  The restatement will be noted in future prospectuses, as appropriate.

* * *

Ms. Fettig
October 27, 2022

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours,

/s/Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Alyssa Greenspan
Community Capital Management, LLC